UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 23, 2026

Jet.AI Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40725	93-2971741
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification No.)

10845 Griffith Peak Dr.

Suite 200

Las Vegas, NV 89135

(Address of principal executive offices)

(Registrant’s telephone number, including area code) (702) 747-4000

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4 (c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Stock, par value $0.0001 per share	JTAI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Special Meeting

As previously disclosed, on May 6, 2025, Jet.AI Inc. (the “Company”) entered into an Amended and Restated Agreement and Plan of Merger and Reorganization (as amended, the “Merger Agreement”) with flyExclusive, Inc. (“flyExclusive”), FlyX Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of flyExclusive (“Merger Sub”), and Jet.AI SpinCo, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“SpinCo”), pursuant to which (i) as a condition to closing, the Company will distribute all of the shares of SpinCo, on a pro rata basis, to the Company’s stockholders (the “Distribution”) and (ii) Merger Sub will merge with and into SpinCo (the “Merger” and, together with the Distribution and all other transactions contemplated by the Merger Agreement, the “Transactions”) with SpinCo surviving the Merger as a wholly owned subsidiary of flyExclusive.

The Company is holding a special meeting of stockholders to vote on a proposal to approve and adopt the Merger Agreement and the Transactions (the “Special Meeting”), which are each described in more detail in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 4, 2026 (the “Proxy Statement”). The Proxy Statement was first mailed to the Company’s stockholders on May 13, 2026. As of the close of business on the record date for the Special Meeting, May 8, 2026, there were 1,421,721 shares of the Company’s common stock outstanding and entitled to vote at the Special Meeting.

On June 11, 2026, the Company convened the Special Meeting and a total of 486,285 shares of the Company’s common stock, representing approximately 34.2% of the shares outstanding and entitled to vote, were represented in person or by valid proxies. However, because approval of the Transactions requires the affirmative vote of a majority of the outstanding shares of the Company’s common stock as of the record date for the Special Meeting, the Company adjourned the Special Meeting until 4:00 p.m. Eastern Time on June 23, 2026.

On June 23, 2026, the Company reconvened the Special Meeting and a total of 688,430 shares of the Company’s common stock, representing approximately 48.4% of the shares outstanding and entitled to vote, were represented in person or by valid proxies. While approximately 99.0% of the votes cast prior to the reconvened Special Meeting were cast in favor of the Transactions, the Company again adjourned the Special Meeting until 4:00 p.m. Eastern Time on July 2, 2026 to permit further solicitation of proxies because there were insufficient votes cast or the approval of the Transactions.

There is no change to the location, record date, purpose, or any of the proposals to be acted upon at the Special Meeting. Stockholders who have already submitted proxies or voting instructions need not take any further action unless they wish to change their vote. Proxies previously submitted will be voted at the reconvened Special Meeting unless properly revoked in accordance with the procedures described in the Proxy Statement.

Distribution Record Date

As previously disclosed, on June 5, 2026, the Company announced that it established June 15, 2026 as the record date for the Distribution. On June 12, 2026, in connection with the initial adjournment of the Special Meeting, the Company changed the record date for the Distribution from June 15, 2026 to June 25, 2026.

On June 23, 2026, in connection with the second adjournment of the Special Meeting, the Company changed the record date for the Distribution from June 25, 2026 to July 6, 2026. As such, if the Transactions are approved at the Special Meeting and the parties close the Transactions, stockholders of record of the Company’s common stock as of July 6, 2026, will be entitled to receive, on a pro rata basis, all outstanding shares of SpinCo prior to the completion of the Merger. Upon completion of the Merger, the SpinCo shares distributed to the Company’s stockholders will convert into the right to receive shares of flyExclusive Class A common stock, subject to the terms of the Merger Agreement.

The completion of the Transactions, including the Distribution and Merger, remains subject to stockholder approval and the satisfaction or waiver of customary closing conditions.

Press Release

On June 24, 2026, the Company issued a press release announcing the second adjournment of the Special Meeting and the change to the Distribution record date. A copy of the press release is filed with this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements

This Current Report on Form 8-K contains certain statements that may be deemed to be “forward-looking statements” within the federal securities laws, including the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange. Forward-looking statements relate to future events or our future performance or future financial condition. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our industry, our beliefs and our assumptions. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ongoing,” “opportunity,” “plan,” “potential,” “predict,” “project,” “should,” “strategy,” “will,” “would,” or the negative of these terms or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results, including the failure to obtain stockholder approval, the failure to satisfy closing conditions, and broader market conditions. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Company’s most recent Annual Report on Form 10-K and subsequent reports filed with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether because of new information, future events, or otherwise, except as provided by law.

Additional Information and Where to Find It

In connection with the Transactions contemplated by the Merger Agreement, flyExclusive has filed a Registration Statement on Form S-4 (File No. 333-284960) (as amended, the “Registration Statement”) to register the shares of flyExclusive common stock that will be issued in connection with the proposed Transactions. The Registration Statement was declared effective on April 30, 2026 and includes a preliminary proxy statement of the Company and a preliminary prospectus of flyExclusive. The Company and flyExclusive filed a definitive proxy statement and final prospectus, respectively (together, the “Proxy Statement/Prospectus”), with the SEC on May 4, 2026 and they each may file with the SEC other relevant documents concerning the proposed Transactions. The definitive Proxy Statement and other relevant documents were mailed to the Company’s stockholders as of May 8, 2026, the record date established for voting on the proposed Transactions, in connection with the Company’s solicitation of proxies for the special meeting. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus, or any other document that the parties have filed or will file with the SEC, or send to stockholders, in connection with the proposed Transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, FLYEXCLUSIVE, AND THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained, free of charge, at the SEC’s website at www.sec.gov when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, from the Company by accessing the Company’s website at investors.jet.ai. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to the Company at 10845 Griffith Peak Drive, Suite 200, Las Vegas, NV 89135, Attention: Board Secretary, or by phone at (702) 747-4000. The information on the Company’s website is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation of Proxies

The Company, flyExclusive, and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed Transactions. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the proposed Transactions of the Company’s directors and officers in the parties’ filings with the SEC, including the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the proposed Transactions and a description of their direct and indirect interests is included in the definitive Proxy Statement/Prospectus relating to the proposed Transactions. Stockholders, potential investors and other interested persons should read the definitive Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed Transactions are expected to be implemented solely pursuant to the legally binding definitive agreement, and which contains the material terms and conditions of the proposed Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated June 24, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JET.AI INC.

By:	/s/ George Murnane
George Murnane
Interim Chief Financial Officer

June 24, 2026